

December 5, 2007

Via Facsimile ((512) 391-2180) and U.S. Mail

Michael F. Meskill, Esq.
Jackson Walker L.L.P.
P.O. Box 100 Congress Avenue, Suite 1100
Austin, TX 787801

   Re: **Treaty Oak Bancorp, Inc.**
          Schedule 13E-3
          File No. 005-83359
          Filed November 15, 2007

          Preliminary Proxy Statement on Schedule 14A filed November 15, 2007
          Definitive Additional Soliciting Materials filed November 15, 2007
          File No. 000-52911

Dear Mr. Meskill:

       We have reviewed your filings with respect to the going private aspects therein and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 750 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under

Texas law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and Series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

Item 3. Identity and Background of Filing Person

2.   Please tell us why you need to qualify your disclosure in subsection (c) "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Also, include this disclosure in the proxy statement.

Exhibits

3.   Please file all of the exhibits to exhibit 16(c)(2). Refer to Item 1016(c) of Regulation M-A. We may have further comments regarding your disclosure relating to this report after reviewing the complete exhibit.

Proxy Statement

General

4.   Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted upon. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). Please revise to allow security holders to separately vote on the authorization of the new series of preferred and the reclassification of the shares held by security holders who own less than 2,500 common shares. For further guidance, please see SEC Release 34-31326 (October 16, 1992).

5.   In connection with the 30-day put option that may be granted to future preferred stock holders, please tell us what consideration you have given to the applicability of the tender offer provisions in Section 13(e) of the Exchange Act, Rule 13e-4 and Regulation 14E.

Cover Page

6.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

7.   On the cover page and in other prominent parts of the proxy statement *highlight* that current security holders will receive no consideration for their shares in this transaction(s)

and will lose the benefits of holding Section 12 registered securities. This revised disclosure should also include a discussion of the impact on shareholders of holding unregistered securities. Provide the same disclosure in each place in the proxy statement where you discuss what security holders will receive.

Special Factors

8.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section <u>at the beginning of the proxy statement</u>, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the section "Special Cautionary Notice Regarding Forward-Looking Statements."

Background of the Transaction, page 10

9.   Please tell us the basis for your disclosure in the last two sentences of the first paragraph of page 15.

Background of Board's Recommendation, page 15

10.   Please describe the duties of the special committee, the scope of its authority, and the period during which it served. Also, clarify that the members of the committee were not independent and describe how, if at all, this affected the board's assessment of the committee's work and recommendation.

11.   We note you received an appraisal from American Realty Corporation, which was also used by FVS in its analysis. Note that any report, opinion or appraisal from an outside party that is materially related to the going private transaction must comply with the disclosure requirements of Items 1015 and 1016(c) of Regulation M-A. Please revise or advise.

12.   Please clarify in the second full paragraph of page 18 why the company decided not to voluntarily offer appraisal rights.

13.   Refer to the first sentence in the sixth full paragraph on page 19. Please explain why FVS relied on the analysis and conclusions of the special committee in assessing the fairness of the committee's recommendations. We note that elsewhere the company adopts FVS's analysis in making its required fairness determination. The referenced language appears to render the disclosure circular in nature.

14.   Please revise the last sentence on the first partial paragraph on page 20 to explain why the board determined that no other procedures were necessary in assessing the fairness of the transaction.

Purposes of the Recapitalization, page 20

15.   Please explain the basis for your disclosure that you "anticipate" Howe Barnes will serve as a market maker following the reclassification.

Recommendation of the Board of Directors; Fairness of the Reclassification, page 24

16.   Please expand your disclosure in the last bullet point on page 26 to explain why the board believed the impact of the put price on affiliated and unaffiliated security holders is the same.

Opinion of Financial Advisor, page 23

17.   Please disclose the financial forecasts and projections provided to FVS.

18.   Please revise to disclose the data underlying the results of the several analyses described in this section.

19.   Please explain the significance of valuing the bank on a control, marketable basis compared with a minority, marketable basis.

20.   Refer to the Reclassification Premium Analysis. Revise your disclosure to explain the purpose of FVS reviewing 39 transactions and then using the premium of only one of them. Also, explain whether FVS analyzed any differences between the company and South Street that may have resulted in a higher or lower premium indication.

Authority to Adjourn Meeting, page 46

21.   The staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). Accordingly, discretionary authority cannot be used to adjourn a meeting as described in this section. We would consider an adjournment to solicit additional proxies to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies, please revise your proxy card and disclosure accordingly.

Financial Information of the Company, page 75

22.   Please tell us why you are presenting unaudited financial information for the years ended September 30, 2005 and 2006. Note that Item 1010(a) of Regulation M-A requires audited financial statements for the past two fiscal years and unaudited statements for the most recently completed quarter. We also note that you appear to have audited financial statements for 2005 and 2006 based on your disclosure in the annual report on form 10-KSB/A filed on February 13, 2007. Please advise or revise.

23.   Please revise your presentation on pages 75-76 to include all of the disclosure required by Item 1010(c) of Regulation M-A.

Definitive Additional Soliciting Materials

24.   Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question M.2 to the July 2001 Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm your understanding and that you will not make similar references in future filings.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions